Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

June 2, 2017

 Linde and Praxair to Combine. Information for Employees.    2 June 2017

Agenda  Shared History and Heritage Strategic PotentialCreating a Global Industrial Gas LeaderComplementary StrengthsGuiding Principles The BCA Key Terms of the CombinationIntegration PlanningKey Next StepsMore Information  2

# Shared History and Heritage


Linde
Carl Linde founds "Gesellschaft für Linde's Eismaschinen" in Wiesbaden
Carl Linde successfully liquefies atmospheric air; and receives a patent
Linde Air Products formed in US
Linde Air Products sold to Union Carbide
Regained rights to the name "Linde" in the US
Acquired Swedish gas company AGA
Acquired UK based BOC Group
Acquired US based Lincare
1879
1875 1895
1907
1917
1972 1987
1992
1995
1999
2000
2004
2006
2012
2013
2016
Linde Praxair Merge
Praxair
Acquired Yara CO2
Acquired US based $NuCO_2$
Acquired Messer's Germany business
Acquired Liquid Carbonic
Formation of Praxair – spun off Linde division from UCC
Linde Homecare Medical Systems formed in UCC; Sale of Linde's Homecare business as Lincare
Formation of Union Carbide (UCC); UCC takes over Linde's US business

THE LINDE GROUP
3
PRAXAIR
Making our planet more productive

 Strategic Potential    Leverages unique strengths of each company to create a global industrial gas leaderLinde’s engineering & technology and Praxair’s operational excellence    Increases exposure to long term macro growth trendsHealthcare, emerging markets, clean energy, digitalization    Establishes strong positions in all key geographies and end marketsMore balanced and diverse global portfolio  A Compelling Combination  4

# Creating A Global Industrial Gas Leader…

## Industrial Gas Landscape[1] ($ B)

## Sales By Geography[2]



Captive
38*
Air Liquide
creative oxygen
22
THE LINDE GROUP
PRAXAIR
Making our planet more productive
29
AIR PRODUCTS
8
MESSER
Gases for Life
MITSUBISHI CHEMICAL
AIR WATER INC.
Yingde Gases
Iwatani
SOL
Others3
25*
Americas
~$12 B
EMEA
~$8 B
Other
~$3 B
Asia/Pacific
~$6 B

**… Across a much broader global footprint**

[1] Sales based on 2016 public filings. Air Liquide includes 12 months of Airgas acquisition and related divestments. Air Products excludes Materials Technologies
[2] 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations
[3] Others: includes independents
* Source: Gasworld Captive: customer owned plant

THE LINDE GROUP

PRAXAIR
Making our planet more productive

# Leverages Complementary Strengths…

| | THE LINDE GROUP | PRAXAIR Making our planet more productive |
|---|---|---|
| **Core Competencies** | • Engineering & Technology | • Operational excellence |
| **Product Lines** | • HyCO<br>• Large ASUs | • Standardized ASUs<br>• Non-cryo |
| **End-Markets** | • Chemicals & Energy<br>– $H_2$, LNG, CCS, EOR<br>• Healthcare | • Petrochemicals<br>– US Gulf Coast<br>• Metals |
| **Geographies** | • EMEA<br>• Asia/Pacific | • North America<br>• South America |

**…Which are unique and proven with long-standing leadership**

ASU – Air separation unit(s)
HyCo – Syngas plants
CCS – Carbon capture storage
LNG – Liquefied natural gas
EOR – enhanced oil recovery

THE LINDE GROUP
6
PRAXAIR Making our planet more productive

Guiding Principles  Day One after closing of transaction: we are all new Linde employeesWe will be one team: multiple locationsFully aligned on: Vision, Strategy, Operating ModelWe will be a high performance company and balance the needs of all stakeholdersWe share common values: Safety, Integrity, Community, Sustainability, Diversity & Inclusion and Customer SatisfactionWe expect transparent & respectful communication between management and all employeesEngineering and technology are critical capabilities for a successful industrial gas company  7

The BCA  A binding contract to combine Linde and PraxairA key milestone of the mergerSets out the principles of a merger of equalsDefines how we want to integrate our two organizations    Foundation for our joint way forward  8

# Key Terms Of The Combination

| | |
|---|---|
| **Structure** | • All-stock merger transaction<br>• Linde shareholders to receive 1.540 shares in the new company for each Linde share exchanged<br>• Praxair shareholders to receive one share in the new company for each Praxair share<br>• Linde and Praxair shareholders each own approximately 50% of the new company<br>– Assumes 100% of Linde shareholders tender into the exchange offer |
| **Incorporation & Name** | • New company incorporated in Ireland - a neutral European Economic Area (EEA) country<br>• Retain Linde's name globally |
| **Governance** | • Equal representation from Linde and Praxair on the new company's Board of Directors<br>• Wolfgang Reitzle, Chairman of the Board<br>• Stephen Angel, CEO and Director |
| **Organization** | • CEO based in Danbury, CT<br>• Corporate functions appropriately split between Danbury, CT and Munich, Germany |
| **Stock Exchanges & Credit Rating** | • New company listed on New York and Frankfurt Stock Exchanges<br>• Seek inclusion in key indices (S&P 500 & DAX 30)<br>• Commitment to a strong investment grade credit rating |

THE LINDE GROUP
9
PRAXAIR
Making our planet more productive

Integration Planning  Develop integration plan based on agreed upon principlesIntegration priorities establishedJoint integration committeeMinimal impact on vast majority of people and operationsLinde and Praxair remain competitors until closing    Prepare for a successful integration   10

Key Next Steps  Board Approvals, BCA Signed June 1, 2017Praxair & Linde Shareholder Approvals 2H 2017Regulator Approval/Closing By Second Half of 2018Joint Integration Planning BCA Through Closing   11

More Information   www.lindepraxairmerger.com Linde Global Intranet: Merger Microsite   12

Important Information    Additional Information and Where to Find It  In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight plc (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.  This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction. Participants in Solicitation  Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.   13

 Important Information    Forward-looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.    14